Exhibit 99.2

Valentia Telecommunications

eircom Group plc, today announced their first quarter results to 30 June 2006. A copy of the results is attached.

CONTACT:

eircom Group plc

Jennifer Creevey, Investor relations

Phone: (+353) 1 701 5107

www.eircom.ie/ir

4th August 2006